Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

Borderfree, Inc. ,
 a Delaware corporation;

Pitney Bowes Inc.,
 a Delaware corporation; and

BrickBreaker Acquisition Corp.,
 a Delaware corporation

Dated as of May 5, 2015

TABLE OF CONTENTS

Page

ARTICLE 1 THE OFFER		2

1.1	The Offer	2
1.2	Company Actions	4

ARTICLE 2. MERGER TRANSACTION		6

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	6
2.3	Closing; Effective Time	6
2.4	Merger Without Meeting of Stockholders	6
2.5	Certificate of Incorporation and Bylaws; Directors and Officers	6
2.6	Conversion of Shares	7
2.7	Surrender of Certificates; Stock Transfer Books	8
2.8	Dissenters’ Rights	10
2.9	Further Action	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11

3.1	Due Organization; Subsidiaries, Etc.	11
3.2	Certificate of Incorporation and Bylaws	12
3.3	Capitalization, Etc.	12
3.4	SEC Filings; Financial Statements	14
3.5	Absence of Changes	15
3.6	Title to Assets	16
3.7	Real Property; Equipment	16
3.8	Intellectual Property	16
3.9	Contracts	19
3.10	Liabilities	22
3.11	Compliance with Law	22
3.12	Regulatory Matters	23
3.13	Privacy Policies	23
3.14	Certain Business Practices	23
3.15	Tax Matters	24
3.16	Employee Matters; Benefit Plans	25
3.17	Labor Matters.	27
3.18	Environmental Matters	29
3.19	Insurance	29
3.20	Transactions with Affiliates	30
3.21	Legal Proceedings; Orders	30
3.22	Authority; Binding Nature of Agreement	30
3.23	Section 203 of the DGCL, Etc. Not Applicable	31
3.24	Vote Required	31
3.25	Non-Contravention; Consents	31
3.26	Fairness Opinion	32
3.27	Financial Advisor	32

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3.28	Clients	32
3.29	Other Business Relationships	32
3.30	Disclosure	32
3.31	Rule 14d-10 Matters	33

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		33

4.1	Due Organization	33
4.2	Purchaser	34
4.3	Authority; Binding Nature of Agreement	34
4.4	Non-Contravention; Consents	34
4.5	Disclosure	34
4.6	Absence of Litigation	35
4.7	Funds	35
4.8	Ownership of Company Common Stock	35

ARTICLE 5 CERTAIN COVENANTS OF THE COMPANY		35

5.1	Access and Investigation	35
5.2	Operation of the Company’s Business	36
5.3	No Solicitation	40
5.4	Company Recommendation	43

ARTICLE 6 ADDITIONAL COVENANTS OF THE PARTIES		46

6.1	Filings and Approvals	46
6.2	Company Options and Company RSUs	48
6.3	Employee Benefits	49
6.4	Indemnification of Officers and Directors	50
6.5	Stockholder Litigation	52
6.6	Disclosure	53
6.7	Takeover Laws; Advice of Changes	53
6.8	Section 16 Matters	53
6.9	Stock Exchange Delisting; Deregistration	54
6.10	Transfer Taxes	54
6.11	Rule 14d-10 Matters	54

ARTICLE 7 CONDITIONS PRECEDENT TO THE MERGER		54

7.1	No Restraints	54
7.2	Consummation of Offer	54

ARTICLE 8 TERMINATION		55

8.1	Termination	55
8.2	Effect of Termination	56
8.3	Expenses; Termination Fee	56

ARTICLE 9 MISCELLANEOUS PROVISIONS		57

9.1	Amendment	57
9.2	Waiver	58

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9.3	No Survival of Representations and Warranties	58
9.4	Entire Agreement; No Reliance; Counterparts	58
9.5	Applicable Law; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial	59
9.6	Assignability	60
9.7	Third Party Beneficiaries	60
9.8	Notices	60
9.9	Cooperation	61
9.10	Severability	61
9.11	Obligation of Parent	61
9.12	Construction	62

Exhibit A  Certain Definitions

Annex I    Conditions of the Offer

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of May 5, 2015, by and among:  Pitney Bowes Inc., a Delaware corporation (“Parent”); BrickBreaker Acquisition Corp., a Delaware corporation and a Subsidiary of Parent (“Purchaser”); and Borderfree, Inc., a Delaware corporation (the “Company”).  Capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.            Upon the terms and subject to the conditions of this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”) for $14.00 per share of Company Common Stock (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under this Agreement, being the “Offer Price”), net to the seller in cash, without interest.

B.            Following the consummation of the Offer, upon the terms and conditions set forth herein and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company (the “Merger”) with the Company as the surviving corporation (the “Surviving Corporation”), whereby each Share (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

C.            The Board of Directors of the Company has unanimously determined that this Agreement and the other transactions contemplated herein are advisable and in the best interests of the Company and its stockholders, has unanimously approved this Agreement, the Offer and the Merger and the other transactions contemplated herein in accordance with the DGCL, has unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and has unanimously approved the Support Agreements for purposes of and in accordance with Section 203 of the DGCL.

D.            Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent and Purchaser have entered into agreements with certain stockholders of the Company, pursuant to which, among other things, such stockholders have irrevocably agreed to tender the Shares beneficially owned by such Persons in the Offer (each, a “Support Agreement” and, collectively, the “Support Agreements”).

E.            The Board of Directors of Parent has, on the terms and subject to the conditions set forth herein, approved this Agreement, the Offer, the Merger and the other transactions contemplated herein.

F.            The Board of Directors of Purchaser has determined that, on the terms and subject to the conditions set forth herein, this Agreement, the Offer, the Merger and the other transactions contemplated herein are advisable and in the best interests of Purchaser and its stockholders, and has approved this Agreement, the Offer, the Merger and the other transactions contemplated herein.

G.            The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer upon the terms and subject to the conditions set forth in this Agreement.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

THE OFFER

        1.1        The Offer.

   (a)            Provided that this Agreement shall not have been terminated in accordance with Article 8 and that the Company has complied with its obligations under Section 1.1(f) and Section 1.2, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

   (b)            Subject to the terms and conditions of this Agreement and to the satisfaction or waiver by Purchaser of the conditions set forth in Annex I (collectively, the “Offer Conditions”) as of the Expiration Date in accordance with Section 1.1(c), Purchaser shall promptly on or after the Expiration Date accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer. Parent shall provide or cause to be provided to Purchaser, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective as promptly as practicable after the Offer Acceptance Time.

   (c)            The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions.  Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) amend, modify or waive the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement.  The Offer may not be terminated prior to the Expiration Date, unless this Agreement is terminated in accordance with Article 8.

   (d)            Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

   (e)            Subject to the parties’ respective rights to terminate the Agreement pursuant to Article 8, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time as follows: (i) if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted hereunder, then Purchaser shall extend the Offer for one (1) or more occasions in consecutive increments of ten (10) business days each (or such shorter period as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition, other than the Minimum Condition); provided, however, that Purchaser shall not be required to extend the Offer and the Expiration Date to a date later than the End Date; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or the NASDAQ Stock Market (“NASDAQ”) or its staff;  provided, however, that Purchaser shall not be required to extend the Offer and the Expiration Date to a date later than the End Date.

   (f)            The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

   (g)            In the event that this Agreement is terminated pursuant to the terms hereof, Purchaser shall (and Parent shall cause Purchaser to) as promptly as practicable irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

   (h)            As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  Parent and Purchaser agree that they shall cause the Schedule TO, together with all documents included therein pursuant to which the Offer will be made (collectively and with any supplements or amendments thereto, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Law.  Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  The Company shall promptly furnish or otherwise make available to Parent, Purchaser or Parent’s legal counsel any information concerning the Acquired Corporations and the Company’s stockholders that is required in connection with any action contemplated by this Section 1.1(h).  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC.  Parent and Purchaser agree to provide the Company and its counsel with any comments (including a summary of any oral comments) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.  Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

   (i)            For purposes of this Agreement, and the Offer, unless otherwise mutually agreed to by the Company and Purchaser, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Purchaser or to an agent of Purchaser.

   (j)            Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

   (k)            Notwithstanding anything to the contrary herein, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration otherwise payable pursuant to the Offer such amounts as it is required by any Law to deduct and withhold with respect to Taxes and any amounts so withheld shall be promptly remitted to the appropriate Governmental Body.  To the extent that amounts are so withheld and paid to the appropriate Governmental Body in accordance with all applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        1.2     Company Actions

   (a)            The Company hereby approves of and consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Offer, the Merger and the other transactions contemplated herein are in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated herein in accordance with the requirements of the DGCL and (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (such recommendation set forth in this clause (iii) the “Company Board Recommendation”).  Subject to Section 5.4, the Company hereby consents to the inclusion of a description of the Company Board Recommendation (including the reasons therefor) in the Offer Documents.

   (b)           As promptly as practicable on the day that the Offer is commenced, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable Law, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.4, shall contain the Company Board Recommendation.   The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Law.  The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL in connection with a merger effected pursuant to Section 251(h) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  The Company agrees to respond promptly to any comments of the SEC or its staff and each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law.  Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC.  The Company agrees to provide Parent and its counsel with any comments (including a summary of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.  The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

   (c)           In connection with the Offer, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories as of the most recent practicable date and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.  Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company or destroy all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE 2.

MERGER TRANSACTION

        2.1        Merger of Purchaser into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease.  The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article 2.

        2.2        Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

        2.3     Closing; Effective Time.  The consummation of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, at 9:00 a.m. local time as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable Law, the waiver of the conditions set forth in Article 7 by the parties entitled thereto, but in any event no later than the second (2nd) business day after the satisfaction or such waiver of the last to be satisfied or waived of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”).  Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing.  The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).  From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and the Purchaser, all as provided in the DGCL.

        2.4     Merger Without Meeting of Stockholders.  The Merger shall be governed by Section 251(h) of the DGCL.  The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

        2.5     Certificate of Incorporation and Bylaws; Directors and Officers.  Unless otherwise agreed to by the Company and Parent prior to the Effective Time:

   (a)            the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Borderfree, Inc.;

   (b)            the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser shall be replaced with references to Borderfree, Inc.; and

   (c)            From and after the Effective Time, until successors are duly elected or appointed and qualified or until the earlier of resignation or removal of such director or officer, (i) the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

        2.6     Conversion of Shares.

   (a)            At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Purchaser or the holder of any capital stock of Parent, Purchaser or the Company:

(i)            Each Share issued and outstanding immediately prior to the Effective Time other than (A) Shares that are cancelled pursuant to clause (iv) or (v) below and (B) Shares that are owned by stockholders (“Dissenting Stockholders”) who have properly demanded in compliance in all respects with Section 262 of the DGCL and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (“Excluded Shares”), shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and each non-certificated Share represented by book entry (a “Book Entry Share”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest, and each Certificate formerly representing Shares or Book Entry Shares owned by Dissenting Stockholders shall thereafter only represent the right to receive the payment to which reference is made in Section 2.8.

(ii)            Each Dissenting Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder of such Dissenting Share may have under Section 2.8.

(iii)            At the Effective Time, each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

(iv)            Any Shares then held by the Company in the Company’s treasury shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(v)            Any Shares then held by Purchaser that were accepted for payment by Purchaser in the Offer shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

   (b)            Without duplication of any adjustment made pursuant to Section 1.1(e), the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.6(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement. For the avoidance of doubt, the Merger Consideration, as adjusted pursuant to this Section 2.6(b), shall equal the Offer Price, as adjusted pursuant to Section 1.1(f).

        2.7     Surrender of Certificates; Stock Transfer Books.

   (a)            Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to this Agreement.  Without limiting the generality of Sections 1.1(j) and 9.11, as and when needed after each of the Offer Acceptance Time and Effective Time, Parent shall, or shall take all steps necessary to enable and cause Purchaser to, deposit with the Paying Agent all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer and the aggregate Merger Consideration to be paid in respect of the Shares, as applicable (the “Payment Fund”). To the extent the Payment Fund diminishes for any reason below the level required to make prompt payment of the amounts described in the preceding sentence, Parent and Purchaser shall promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable in respect of the Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by, and backed by the full faith and credit of, the United States of America. Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund, and any amounts in excess of the amounts payable under Section 2.6(a) shall be promptly returned to either Parent or the Surviving Corporation. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares and the payment of the Merger Consideration in respect of the Shares.

   (b)            Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.6 (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or non-certificated Shares represented by Book Entry Shares pursuant to such letter of transmittal.  Upon surrender to the Paying Agent of Certificates or Book Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book Entry Shares, and such Certificates and Book Entry Shares shall then be cancelled.  No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book Entry Shares for the benefit of the holder thereof.  If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  Payment of the applicable Merger Consideration with respect to Book Entry Shares shall only be made to the Person in whose name such Book Entry Shares are registered.

   (c)            At any time following the one hundred and eightieth (180th) day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Law) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book Entry Shares held by them.  Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Law.

   (d)            No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book Entry Shares.

   (e)            At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Law.  If, after the Effective Time, any Certificate or Book Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Section 2.7.  No Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book Entry Share until the surrender of such Certificate or Book Entry Share in accordance with this Section 2.7.

   (f)            The Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares such amounts as it is required by any Law to deduct and withhold with respect to Taxes and any amounts so withheld shall be promptly and properly remitted to the appropriate Governmental Body.  To the extent that amounts are so withheld and paid to the appropriate Governmental Body  in accordance with all applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

   (g)            In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.7(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the per Share Merger Consideration.

   (h)            None of Parent, Purchaser, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book Entry Share has not been surrendered prior to the 24-month anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book Entry Share would otherwise escheat to or become the property of any Governmental Body), any such Merger Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

                  2.8      Dissenters’ Rights.  The Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration and shall entitle such holder only to payment for such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL, unless such holder fails to perfect or waives, withdraws or otherwise loses such holder’s right to appraisal of its Shares.  If after the Effective Time such holder fails to perfect or waives, withdraws or loses such holder’s right to appraisal, each such Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(f)).  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and, after the Offer Acceptance Time, direct all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.  Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

                  2.9      Further Action.  If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed or furnished with the SEC and publicly available since January 1, 2014 and prior to the date of this Agreement (other than information that is (i) contained solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments) or (b) as set forth in the part or subpart of the Company Disclosure Letter corresponding to the particular section or subsection in this Article 3 or set forth in any other part or subpart of the Company Disclosure Letter to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty, the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1            Due Organization; Subsidiaries, Etc.

   (a)           The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

   (b)            Part 3.1(b) of the Company Disclosure Letter identifies each Subsidiary of the Company and indicates its jurisdiction of organization.  No Acquired Corporations own any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Letter.  None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Entity.

   (c)            Each Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as now conducted.  Each such Subsidiary is duly qualified to do business as a foreign Entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

              3.2      Certificate of Incorporation and Bylaws.  The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.  The Acquired Corporations’ certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect and no Acquired Company is in violation of the provisions thereof.

3.3            Capitalization, Etc.

   (a)            The authorized capital stock of the Company consists of:  (i) 200,000,000 Shares, of which 32,066,998 Shares were issued and outstanding as of the close of business on May 4, 2015 and (ii) 25,000,000 shares of Company Preferred Stock, of which no shares were issued and outstanding as of the close of business on May 4, 2015.  All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

   (b)            Except as set forth in Part 3.3(b) of the Company Disclosure Letter (i) none of the outstanding Shares is entitled or subject to, or has been issued in violation of, any preemptive right, antidilutive right, vesting condition, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; (iv) there are no stockholder agreements, proxies, voting trusts or any other Company Contracts relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares.  None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other Company securities.

   (c)            As of as of the close of business on May 4, 2015, the Company has no shares of capital stock reserved for issuance, except for: (i) 257,622 Shares subject to issuance pursuant to Company Options granted and outstanding under the Company’s U.S. Share Option Plan of Borderfree, Inc. (the “Initial U.S. Plan”); (ii) 568,974 Shares subject to issuance pursuant to Company Options granted and outstanding under the Company’s Israeli Share Option Plan of Borderfree, Inc. (the “Initial Israeli Plan”); (iii) 1,574,546 Shares subject to issuance pursuant to Company Options granted and outstanding under the Company’s 2011 Stock Option and Grant Plan (the “2011 Plan”); (iv) 1,929,343 Shares subject to issuance pursuant to Company Options and 30,000 Shares subject to issuance pursuant to Company RSUs, in each case, granted and outstanding under the Company’s 2014 Stock Option and Incentive Plan and any sub-plans thereunder (the “2014 Plan”); and (v) 388,099 Shares subject to issuance pursuant to Company RSUs granted and outstanding under the Company’s 2015 Stock Option Inducement Plan (the “2015 Plan”). The Company has delivered or otherwise made available to Parent or Parent’s Representatives prior to the date of this Agreement true and complete copies of all Company Equity Plans covering the Company Options and Company RSUs outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Options and Company RSUs (and no such award contains terms that are materially different from the applicable form agreement). Each Company Option and Company RSU was granted in compliance in all material respects with all applicable Law and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued. The terms of the Company Equity Plans permit the Company Options and Company RSUs to be treated in the manner set forth in Section 6.2. Part 3.3(c) of the Company Disclosure Letter contains a correct and complete list of each outstanding Company Option and Company RSU as of the close of business on May 4, 2015, including the holder’s name, country and state of residence, date of grant, exercise or purchase price (if applicable), the number of Shares subject thereto, the number of Shares subject thereto that have vested as of such date, the vesting schedule, whether any Company Option is intended to qualify as an Incentive Stock Option (within the meaning of the Code), and the Company Equity Plan under which such Company Option and Company RSU was granted.

   (d)            All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and, where applicable, nonassessable and owned by the Company, free and clear of any Encumbrance (except for Permitted Encumbrances).  None of the Acquired Corporations own any voting interest in any Person except for the voting interests in the Acquired Corporations. No Subsidiary of the Company owns any shares of capital stock of the Company.

   (e)            Except as set forth in Section 3.3(a) or 3.3(c), no shares of capital stock of the Company have been issued, are reserved for issuance or are outstanding. Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Corporations or granting any preemptive or anti-dilutive or similar rights with respect to any shares of capital stock or securities of any of the Acquired Companies; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

               3.4     SEC Filings; Financial Statements.

   (a)            Since January 1, 2014, the Company has filed or furnished, as applicable, on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished, as applicable, with the SEC by the Company (such documents, the “Company SEC Documents”).  As of their respective dates (and in the case of any registration statements, as of the effective dates thereof), the Company SEC Documents complied, or if filed or furnished or to become effective subsequent to the date of this Agreement, will comply, as to form in all material respects with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be.  Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later Company SEC Document, (i) none of the Company SEC Documents when filed or furnished (and in the case of any registration statements, as of the effective dates thereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) any Company SEC Document filed or furnished with the SEC subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

   (b)           The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

   (c)           The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s system of internal controls over financial reporting  is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. Except as set forth on Part 3.4(c) of the Company Disclosure Letter, there were no significant deficiencies or material weaknesses identified in management’s assessment of internal controls as of and for the year ended December 31, 2014 (nor has any such deficiency or weakness been identified as of the date hereof).

   (d)           The Company maintains effective disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act).

   (e)            None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

   (f)            The Company has delivered, or otherwise made available through filings with the SEC on the Electronic Data Gathering, Analysis and Retrieval database (“EDGAR”), to Parent copies of all comment letters received by the Company from the SEC since January 1, 2014 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date hereof (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

               3.5     Absence of Changes.

   (a)            Since December 31, 2014 through the date of this Agreement, the Acquired Corporations have conducted their business in the ordinary course consistent with past practice, and during such period none of the Acquired Corporations has undertaken or effected, or authorized or agreed to undertake or effect, any action that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Section 5.2 (b)(i), (iv), (v), (vii), (ix), (x), (xi), (xiii), (xiv), (xv), (xvi), (xvii), (xix) or (xxi).

   (b)           Since December 31, 2014 through the date of this Agreement, there has not been any change, event, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

              3.6     Title to Assets.  The Acquired Corporations haves good and marketable title to all assets owned by them, and valid leasehold interests in all assets leased by them, as of the date of this Agreement that are material to the Company’s business as conducted as of the date hereof, including such assets (other than capitalized leases) reflected on the audited balance sheet in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet).  All of said assets are owned by the Acquired Corporations free and clear of any material Encumbrances (other than Permitted Encumbrances).

        3.7     Real Property; Equipment.

   (a)            The Acquired Corporations do not own and have not owned any real property.

   (b)            Part 3.7(b) of the Company Disclosure Letter sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries in respect of which the Company or any of its Subsidiaries has annual rental obligations of $250,000 or more (each, a “Leased Real Property”), (ii) the address for each Leased Real Property and (iii) current rent amounts payable by the Company or its Subsidiaries related to such Leased Real Property.  All of the leases, subleases and other agreements (each, a “Lease Agreement”) of the Leased Real Property are valid, subsisting and binding obligations of the Company or one of its Subsidiaries and in full force and effect.  As of the date of this Agreement, (x) no Lease Agreement is subject to any Encumbrance other than Permitted Encumbrances, including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any Third Party any interest in the Company’s leasehold interests or any right to the use or occupancy of any Leased Real Property and (y) the Acquired Corporations are in material compliance with and have performed all material obligations required to be performed by them under each Lease Agreement, and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by the Company or any of its Subsidiaries under any Lease Agreement.  The Company has made available to Parent true, correct and complete copies of each Lease Agreement and the Leased Real Property is, in all respects, adequate and sufficient and in satisfactory condition, to support the operation of the Company as presently conducted.

  (c)             As of the date hereof, all material items of equipment and other tangible assets owned by or leased to the Acquired Corporations (i) are in all material respects in good operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted) and (ii) are adequate in all material respects for the uses to which they are being put.

        3.8     Intellectual Property.

   (a)            Part 3.8(a) of the Company Disclosure Letter identifies (i) for each item of Registered IP, the current owner, the jurisdiction of application/registration, the application or registration number, and the date of filing or issuance owned by any Acquired Corporation or otherwise registered or the subject of any application for registration in the name of any Acquired Corporation (the Registered IP set forth in this Section 3.8 is referred to collectively as, the “Company Registered IP”); (ii) all social media identifiers, web domain names, handles and tags owned or operated by any Acquired Corporation; and (iii) all material Software products currently licensed by, made available for license by, or under development for commercial release within twelve (12) calendar months of the Closing Date by, any Acquired Corporation.  As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or threatened in writing, or, to the knowledge of the Company, otherwise, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of Company Registered IP).  As of the date of this Agreement, (A) all registration, renewal, maintenance and other similar payments that are or have become due with respect to the Company Registered IP have been timely paid by or on behalf of the Company or another Acquired Corporation, and (B) the Company Registered IP is subsisting and, to the knowledge of the Company, other than with respect to any pending application therefor, valid and enforceable and in full force and effect, and has not lapsed (except for any patents within the Company Registered IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of (A) and (B) for such exceptions as have not had or would not reasonably be expected to have a Material Adverse Effect or where the Company or another Acquired Corporation has in its reasonable business judgment decided to cancel, disclaim, or forfeit, allow to expire or lapse, or not renew the application or registration for any such Company Registered IP.

   (b)           The Acquired Corporations own, or hold a license or other right to use that is, to the knowledge of the Company, binding and enforceable, all Intellectual Property used or held for use by the Acquired Corporations’ business as currently conducted by the Acquired Corporations (“Company Intellectual Property”), free and clear of any Encumbrances other than Permitted Encumbrances, except for any exceptions which have not had or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another Person.

   (c)            Part 3.8(c) of the Company Disclosure Letter identifies, as of the date of this Agreement, (i) each Contract pursuant to which any of the Acquired Corporations have been granted any option, license or similar right relating to Intellectual Property of another Person (other than an Affiliate of the Company), in each case that is material to the business of the Acquired Corporations taken as a whole (each, an “Inbound License”), other than (A) immaterial agreements between any Acquired Corporation and its employees or consultants, (B) agreements for any off-the-shelf, commercially available software and/or “shrink-wrap” agreements, and (C) non-disclosure agreements, in each case entered into in the ordinary course of business; and (ii) each Company Contract pursuant to which any option, license or similar right relating to Company Intellectual Property, in each case that is material to the business of the Acquired Corporations taken as a whole, has been granted to another Person (other than an Affiliate of the Company) (each, an “Outbound License”), other than any non-exclusive outbound agreements entered into in the ordinary course of business and consistent with past practice.  All royalties and other payments regarding the Inbound Licenses and Outbound Licenses have been paid when due and no disputes have arisen regarding the Inbound Licenses or Outbound Licenses.

   (d)           To the knowledge of the Company, the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property owned by another Person, except as has not had or would not reasonably be expected to have a Material Adverse Effect.  Except as set forth on Part 3.8(d) of the Company Disclosure Letter and since January 1, 2014, as of the date of this Agreement, (i) no Legal Proceeding has been asserted, is pending or has been threatened in writing, or, to the knowledge of the Company, otherwise against any of the Acquired Corporations relating to any infringement, misappropriation or violation of any Intellectual Property of another Person by any of the Acquired Corporations and (ii) none of the Acquired Corporations has received any written claim or notice (including any “cease and desist” letters, patent assertions, or invitations to license) alleging any infringement, misappropriation or violation of any Intellectual Property of another Person by any of the Acquired Corporations.  None of the material Intellectual Property owned by any of the Acquired Corporations is subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment restricting the ownership, use, validity or enforceability of any such Intellectual Property.

   (e)            Except as set forth in Part 3.8(e) of the Company Disclosure Letter, to the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by any of the Acquired Corporations.

   (f)            The Acquired Corporations have used reasonable best efforts to protect and maintain the confidentiality of all Confidential Information constituting Company Intellectual Property.  Except as has not had and would not reasonably be expected to have a Material Adverse Effect, (i) none of the Acquired Corporations or its Representatives has disclosed, delivered or licensed any Confidential Information constituting Company Intellectual Property, including any humanly readable written software code, annotations, commentary or algorithm contained in or relating to any software source code of any Software  (“Source Code”), to any other Person, other than in the ordinary course of business consistent with past practice and subject to obligations of confidence; and (ii) to the knowledge of the Company, none of the Acquired Corporations has suffered any breaches of its software, hardware, databases, computer equipment or other information technology.

   (g)            Each third Person commissioned by any of the Acquired Corporations that has made any material contribution to the Company Intellectual Property owned by any Acquired Corporation, and each employee of any of the Acquired Corporations, has entered into a written agreement with the applicable Acquired Corporation that obliges such employee or Person to disclose and to assign Intellectual Property to such Acquired Corporation.

   (h)           To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any material Intellectual Property owned by any of the Acquired Corporations, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Body or institution obtaining ownership rights to such Intellectual Property.

   (i)             (i) The conduct of the business of each of the Acquired Corporations has been and is in compliance in all material respects with any and all applicable Laws, contractual requirements, terms of use and privacy policies pertaining to data protection or information privacy, security, collection, use and disclosure, including Directive 95/46/EC of the European Parliament and the Council of 24 October 1995; (ii) the personal information collected, stored and processed by the Acquired Corporations can be used by Parent and its affiliates (including the Surviving Corporation and any of its Subsidiaries) after the Closing in the manner presently used by the Acquired Corporations; (iii) the Acquired Corporations have used reasonable efforts to protect the secrecy of personal and non-public information that the Acquired Corporations (or any Person on behalf of Acquired Corporations) collects, stores, uses or maintains for the conduct of the business and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such data or non-public information by any other Person; (iv) the Acquired Corporations do not transmit any personal or non-public data of their employees, contractors, customers, distributors, strategic partners, logistics providers, payment processors/providers, licensors, licensees and others having material business dealings with such Acquired Corporations across country borders, and all such data is processed by the Acquired Corporations exclusively in data centers located in the same country as the data owner, except for transmissions and processing of such data that are necessary to the conduct of the business of the Acquired Corporations due to the inherent nature of such business, (v) none of the Acquired Corporations has been required by Law or otherwise to provide any notices in connection with a disclosure of personal or non-public information, nor has any Acquired Corporation provided any such notice; and (vi) there are no claims pending or, to the knowledge of the Company, threatened, and there have been no claims against any of the Acquired Companies alleging a violation of any other Person’s privacy or personal information or data rights, except for such claims that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Corporations.

   (j)            The Acquired Corporations have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with customary industry practices.  The Acquired Companies’ Software, computers, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment, in each case, used in connection with the operation of the businesses of the Acquired Companies, function and perform the functions necessary in all material respects to effectively carry on the conduct of their businesses.

   (k)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Acquired Corporations have complied with all notice, attribution and other requirements of each license applicable to OSS that is or has been used in the conduct of the business by the Acquired Corporations; and (ii) none of the Acquired Corporations has used or distributed any OSS in a manner that requires, or would reasonably be expected to require, the (x) disclosure or distribution of any portion of Source Code, (y) license or other provision of any portion of Source Code on a royalty-free basis or (z) grant of any patent license, non-assertion covenant or other rights under any Intellectual Property.

        3.9     Contracts.

   (a)            Except for this Agreement, any Employee Plan or Company Employee Agreement and except for the Contracts filed by the Company as “material contract” exhibits to the Company SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, Part 3.9(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, and the Company has made available to Parent true, correct and complete copies, of:

(i)            each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries (or that following the Offer Acceptance Time or the Closing will restrict the ability of Parent or any of its Subsidiaries) to compete in any business or with any Person, to conduct any business in any geographical area, to engage in any line of business or to solicit any client or customer, (B) restricts, in any material respect, the right of the Company or any of the its Subsidiaries (or following the Offer Acceptance Time or the Closing will restrict the ability of the Parent or any of its Subsidiaries) to sell, purchase, develop, supply, distribute or provide or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” or other preferential basis with any third party, (D) provides for “exclusivity” or any similar requirement in favor of any third party or (E) restricts the Company or any of its Subsidiaries from charging “margin” or other mark-up on logistic fees or containing “end delivery costs” or similar provisions requiring the Company or any of its Subsidiaries to pay the client or customer the difference between quoted and actual end delivery costs;

(ii)            that is a license (including options to license), sublicense, consent to use agreement, settlement, option to buy, right of first refusal, coexistence agreement, standstill agreement, covenant not to sue, waiver, release, pledge or other substantially similar agreement, in each case, solely to the extent related to Intellectual Property, pursuant to which any Acquired Corporation grants or accepts any rights in, or is restricted in its use of, Intellectual Property, other than (A) immaterial agreements between any Acquired Corporation and its employees or consultants, (B) agreements for any off-the-shelf, commercially available software and/or “shrink-wrap” agreements, (C) non-disclosure agreements, and (D) non-exclusive outbound agreements, in the case of each of (A)-(D) above, entered into in the ordinary course of business and consistent with past practices;

(iii)            each Contract to which the Company or any of its Subsidiaries is a party that provides for annual payments or receipts in excess of $200,000;

(iv)            each Contract to which the Company or any of its Subsidiaries is a party relating to indebtedness for borrowed money or any financial guaranty;

(v)            each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S‑K under the Securities Act or to which any of the Company’s directors or officers is a party;

(vi)            each joint venture agreement to which the Company or any of its Subsidiaries is a party that relates to the formation, creation, operation, management or control of any joint venture;

(vii)            each Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries;

(viii)            each Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(ix)            each Contract with a customer or Key Business Partner pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(x)            each Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries or (C) to grant Encumbrances on the assets or property of the Company or any of its Subsidiaries;

(xi)            each settlement agreement (A) pursuant to which the Company or any of its Subsidiaries has a current ongoing obligation, (B) which grants any third party rights to any material Company Intellectual Property or imposes any restriction on the right of the Acquired Corporations to use or register any Intellectual Property or (C) imposes any restrictions or obligations (other than the payment of money) on the businesses of the Acquired Corporations or any of their Affiliates, other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xii)            each Contract pursuant to which the Company or any of its Subsidiaries leases property which is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xiii)            each Contract with (A) any Governmental Body, (B) any Top Customer or (C) any Key Business Partner;

(xiv)            each Contract containing any “non-solicitation”, “no-hire” or similar provision that restricts the Company or any of its Subsidiaries;

(xv)            each Contract (A) that grants an Encumbrance on the assets or properties of the Company or any of its Subsidiaries other than a Permitted Encumbrance or (B) relating to any loan or other extension of credit (other than trade credits and accounts receivable in the ordinary course of business consistent with past practice) made by the Company or any of its Subsidiaries;

(xvi)            each agreement relating to any interest rate, derivatives or other hedging transaction; and

(xvii)            each Contract not described in any other paragraph of this Section 3.9(a) that if terminated, breached or not renewed would reasonably be expected to have a material and adverse effect on the Company and any of its Subsidiaries, taken as a whole.

   (b)            Each contract, arrangement, commitment or understanding of the type described in Part 3.9(a) of the Company Disclosure Letter, whether or not set forth in Part 3.9 of the Company Disclosure Letter, is referred to herein as a “Material Contract.”  Except Material Contracts that have expired or terminated by their terms, all of the Material Contracts are valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable law affecting creditors’ rights generally and by general principles of equity.  No Acquired Corporation has, and to the knowledge of the Company, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect and no Acquired Corporation has received written notice of any of the foregoing. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Material Contracts and neither the Company nor any of its Subsidiaries has received any notice of the intention of any other party to any Material Contract to amend, terminate for default, convenience or otherwise, not renew, put out for RFP, or reduce any volumes under any Material Contract, nor to the Company’s knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

        3.10      Liabilities.  The Acquired Corporations have no liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (i) liabilities and obligations reflected on the Balance Sheet (including any related notes); (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet; (iii) liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the Offer, the Merger and the other transactions contemplated herein.

        3.11      Compliance with Law.

   (a)            Each Acquired Corporation is and, since January 1, 2013, has been, in compliance in all material respects with all applicable Law.  None of the Acquired Corporations has received any written notice since January 1, 2013 through the date hereof that remains unresolved (i) of any material administrative, civil or criminal investigation or material audit by any Governmental Body relating to the Company or any of its Subsidiaries or (ii) from any Governmental Body alleging that the Company or any of its Subsidiaries are not in compliance with any applicable Law in any material respect.

   (b)            Since January 1, 2013 through the date hereof, none of the Acquired Corporations or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any material violation of any applicable Law related to fraud, theft, embezzlement, breach of fiduciary responsibility or obstruction of an investigation, in each case for a matter involving one of the Acquired Corporations.

   (c)            Since January 1, 2013 through the date hereof, to the knowledge of the Company, none of the Acquired Corporations has been a party to any contract or bid with, and has not conducted business or participated in any transaction involving, directly or indirectly, any Prohibited Persons.

3.12         Regulatory Matters.

   (a)            The Acquired Corporations have obtained all material clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid, and in full force and effect.  To the knowledge of the Company,  none of the Governmental Authorizations have been or are being revoked or challenged, except where such revocation or challenge does not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

   (b)            To the knowledge of the Company, none of the Acquired Corporations has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body or (ii) failed to disclose a material fact required to be disclosed to any Governmental Body.  None of the Acquired Corporations is the subject of any pending or, to the Company’s knowledge, threatened in writing investigation by any other Governmental Body pursuant to any similar Law.

3.13         Privacy Policies.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Acquired Corporations has complied, and as of the date hereof is in compliance, with its privacy policies and third-party obligations (imposed by applicable Law) regarding the collection, use, transfer, storage, protection, disposal and disclosure by the Acquired Corporations of personally identifiable information.

3.14         Certain Business Practices.  Each of the Acquired Corporations (a) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Law concerning corrupt payments applicable to any Acquired Corporation and (b) between January 1, 2012 and the date of this Agreement, none of the Acquired Corporations has, to the knowledge of the Company, been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any of the Acquired Corporations of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Law concerning corrupt payments.  None of the Acquired Corporations nor, to the knowledge of the Company, any Company Associate authorized to act, and acting, on behalf of an Acquired Corporation has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has resulted in a material violation of applicable Law.  For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or – controlled entity, and any known officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

3.15         Tax Matters.

   (a)            (i) Each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in material compliance with all applicable Laws and are, or will be when filed, true and correct in all material respects, and (ii) all amounts shown on the Acquired Corporation Returns to be due or required to be withheld on or before the Closing Date (and all other material Taxes required to be paid on or before the Closing Date, whether or not shown as due on any Acquired Corporation Returns) have been or will be timely paid or withheld.

   (b)            Each of the Acquired Corporations has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

   (c)            The Company has established, in the ordinary course of business and in accordance with GAAP, as consistently applied, , reserves on its financial statements adequate for the payment of all Taxes payable by or on behalf of the Acquired Corporations.

   (d)            There are (i) no current examinations or audits of any Acquired Corporation Return in progress involving Taxes and (ii) no written notice of a claim or pending investigation has been received by any of the Acquired Corporations in the past three (3) years from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns or pay Taxes that such Acquired Corporation is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction.  No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been requested or granted or is currently in effect.

   (e)            No Legal Proceeding has been threatened in writing, or to the knowledge of the Company is pending, against or with respect to the Acquired Corporations in respect of any Tax.  No deficiency of material Taxes in respect of the Acquired Corporations has been asserted in writing by any Governmental Body.

   (f)            None of the Acquired Corporations (i) has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which the Company was the common parent, or (ii) incurred any liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

   (g)            None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

   (h)            There are no Encumbrances for Taxes upon the assets of the Acquired Corporations (other than with respect to liens for Taxes incurred in the ordinary course of business consistent with past practice that are not yet due and payable).

   (i)            The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

   (j)            Within the past two years, none of the Acquired Corporations has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

   (k)            None of the Acquired Corporations is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between or among the Company and wholly owned Subsidiaries of the Company or (ii) with third parties made in the ordinary course of business and that do not relate primarily to Taxes).

3.16         Employee Matters; Benefit Plans.

   (a)            Part 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of each material Employee Plan and separately identifies (i) each such plan that is maintained primarily for the benefit of Company Associates in the United States (each, a “U.S. Employee Plan”) and (ii) each such plan that is maintained primarily for the benefit of Company Associates outside the United States (each, an “International Employee Plan”). The Company has made available to Parent or Parent’s Representatives on or prior to the date of this Agreement with respect to each material Employee Plan, to the extent applicable: (A) all plan documents (or, with respect to any such unwritten Employee Plan, written descriptions thereof) and amendments thereto, and all related trust agreements, insurance contracts or other funding documents, (B) the most recent determination or opinion letter issued by the IRS or the United States Department of Labor (“DOL”), (C) the most recent audited financial statement, actuarial valuation and annual report, including Form Series 5500 and all schedules and financial statements attached thereto, (D) the most recent summary plan descriptions and any material modifications thereto, and (E) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years.

   (b)            None of the Acquired Corporations nor any of their ERISA Affiliates have ever maintained a U.S. Employee Plan that (i) is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA or (ii) is or was a “multiemployer plan” as defined in Section 3(37) of ERISA.  None of the Acquired Corporations have any material unfunded liability with respect to any International Employee Plan.

   (c)            Each of the U.S. Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption, except for such events that can be remedied without material liability to the Acquired Corporations. Each of the Employee Plans is and for the last three years has been operated in compliance with its terms and all applicable Law (including, in the case of the U.S. Employee Plans, ERISA and the Code), except where the failure to operate such Employee Plan in accordance with its terms and applicable Law did not and could not, individually or in the aggregate, result in any material liability to any Acquired Corporation. No litigation or governmental administrative proceeding, investigation, audit or other proceeding (other than those relating to routine claims for benefits) is, or during the last three years has been, pending or, to the knowledge of any Acquired Corporation, threatened in writing with respect to any Employee Plan, and, to the knowledge of any Acquired Corporation, there is no reasonable basis for any such litigation or proceeding, except as has not had, and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  All payments and/or contributions required to have been made with respect to all Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Plan and applicable Law, except as would not result in any material liability to any Acquired Corporation.

   (d)            No Acquired Corporation, Company Associate or, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Acquired Corporation or any of their ERISA Affiliates, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

   (e)            Except as set forth on Part 3.16(e) of the Company Disclosure Letter, none of the Employee Plans provide health care or any other non-pension benefits to any Company Associates after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar U.S. state law or other applicable foreign Law) and the Company has never promised to provide such post-termination benefits.

   (f)            With respect to each U.S. Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(l) of the Code), (i) such plan has been operated in all material respects in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder and (ii) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009.  No payments on account of the transactions contemplated by this Agreement would cause any material liability to an Acquired Corporation under Section 409A of the Code.

   (g)            Except as set forth on Part 3.16(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Company Associate, or trigger any other material liability under any Employee Plan; (ii) limit the right of any Acquired Corporation to amend, merge or terminate, or result in a violation or default under, any Employee Plan or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Company Associate.  With respect to each “disqualified individual” of the Company (as such term is defined in Treasury Regulation Section 1.280G-1) who is a U.S. taxpayer, the Company has made available to Parent or Parent’s Representatives (A) a schedule that sets forth (1) the Company’s reasonable, good faith estimate of all payments or benefits (including any accelerated vesting) that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (2) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (B) the underlying data and documentation on which such schedule is based. The Company shall make such information with respect to non-U.S taxpayers available to Parent or Parent’s Representative as soon as practicable following the date hereof.

3.17         Labor Matters.

   (a)            Except as required by applicable Law, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

   (b)            None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations.  No collective agreements applicable to the Company exist at any of the Acquired Corporations.  There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees.  There is not now pending, and, to the knowledge of the Company, no Person has threatened (in writing) to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute.  There is no claim or grievance pending or, to the knowledge of the Company, threatened (in writing) relating to any Employee Plan, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, terms and conditions of employment, applicant and employee background checking, visa, immigration and required documentation, employee privacy or harassment complaints.  The Acquired Corporations are in material compliance with any affirmative action plans and requirements. The Acquired Corporations are in material compliance with all applicable Law respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any other similar applicable foreign, state, or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

   (c)            None of the Acquired Corporations is delinquent in payments to any Company Associate for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates.  None of the Acquired Corporations is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

   (d)            Part 3.17(d) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each current employee of the Acquired Corporations:  (i) employee identification number assigned by the Acquired Corporations, (ii) title/position, (iii) annual base salary or hourly wage, (iv) annual bonus target for the 2014 and 2015 calendar years, and the annual bonus granted for 2014, (v) equity grant target for the 2014 and 2015 calendar years, and the value of the equity granted in 2014, (vi) accrued vacation, (vii) date of hire, (viii) geographic location, (ix) functional area, (x) date of birth, (xi) whether or not any such employee is on a leave of absence (and type of leave, if any) and (xii) the Company’s (or its Subsidiary’s) classification of such Company Associate as exempt or non-exempt with respect to the Fair Labor Standards Act and any other applicable Laws.  No Acquired Corporation is obligated to employ or to rehire persons not listed on Part 3.17(d) of the Company Disclosure Letter, except as required by applicable Law.

   (e)            There has not been in the last three years, and there is not pending or, to the knowledge of the Company, threatened (in writing), in each case as of the date hereof, any claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against any Acquired Corporation by any Governmental Body relating to the legal status or classification of an individual classified by any Acquired Corporation as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).  Part 3.17(e) of the Company Disclosure Letter lists any filings made by any Acquired Corporation under the IRS’ Voluntary Classification Settlement Program.

3.18         Environmental Matters.Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

   (a)            No notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Legal Proceeding is pending and, to the knowledge of the Company, is threatened in writing by any Governmental Body or other Person relating to or arising out of any failure of the Company or any of its Subsidiaries to comply with any Environmental Law.

   (b)            The Company and its Subsidiaries are and have been in compliance with all Environmental Laws and have obtained and are and have been in compliance with all Environmental Permits required for the Company’s operations as currently conducted.

   (c)            There has been no Release by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries would reasonably be expected to be liable by Company Contract or by operation of Law, of, and there has been exposure to, any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or any other location.

   (d)            There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liabilities that have been assumed or retained by Company Contract or operation of Law) and, to the knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.

   (e)            There are no underground or aboveground storage tanks or generators for which the Company or any Company Subsidiary is responsible, and the Company does not store or generate or Hazardous Materials, at any property owned or leased by the Company or any Subsidiary of the Company.

3.19         Insurance. Part 3.19 of the Company Disclosure Letter lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Acquired Corporations as of the date hereof (collectively, the “Insurance Policies”), all of which are in full force and effect.  No Acquired Corporation has received any written notice that coverage has been denied or disputed by the underwriters of such Insurance Policies.  All premiums due and payable under all such Insurance Policies have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies (or other policies and bonds providing substantially similar insurance coverage).  No written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals, and, to the knowledge of the Company.

        3.20         Transactions with Affiliates.  Between the date of the Balance Sheet and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K, except as disclosed in the Company SEC Documents.

        3.21         Legal Proceedings; Orders. (a) There is no Legal Proceeding pending against or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, which, in either case of (a) or (b), (i) has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) as of the date of this Agreement, challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Offer or the Merger.

3.22         Authority; Binding Nature of Agreement.

   (a)            The Company has the corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated herein and the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer, the Merger and the other transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the Company.

   (b)            The Board of Directors of the Company (at a meeting duly called and held) has unanimously (i) determined that this Agreement and the Offer, the Merger and any other transaction contemplated herein are in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated herein in accordance with the requirements of the DGCL, (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, (iv) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and the Merger shall be consummated as soon as practicable following Offer Acceptance Time and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement, the Support Agreements and the transactions contemplated by this Agreement and the Support Agreements not to be subject to any state Takeover Law or similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.  This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and, assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (y) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.23         Section 203 of the DGCL, Etc. Not Applicable.  As of the date hereof and as of the Offer Acceptance Time and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.8, the Board of Directors of the Company has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements, and the timely consummation of the Offer, the Merger and any other transaction contemplated herein and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of the Company.  No “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Law or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other transactions contemplated herein.

3.24         Vote Required.  Assuming the Offer is consummated in accordance with the terms of this Agreement, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer, the Merger or any other transaction contemplated herein.

3.25         Non-Contravention; Consents.

   (a)            Assuming compliance with the applicable provisions of the DGCL, the HSR Act, the Exchange Act and the listing requirements of the NASDAQ, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (i) result in a breach or violation of, or default under, any of the provisions of the Company Charter Documents or the comparable governing instruments of any of the other Acquired Corporations; (ii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted Encumbrances) on any assets of any Acquired Corporation or change or loss of rights pursuant to, any Contract, in each case that would be binding upon any Acquired Corporation or to which any of its properties are subject; or (iii) result in a breach or violation of any Law or Order applicable to any Acquired Corporation, except in each case in clauses (i), (ii) and (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

   (b)            No consent, waiver, approval, license, permit, order or other authorization of, or registration, declaration or filing with, any Governmental Body, is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Offer, the Merger and the other transactions contemplated herein, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Schedule 14D‑9 and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated herein, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement, the Offer, the Merger and the other transactions contemplated herein.

3.26         Fairness Opinion.  The Company’s Board of Directors has received the written opinion of Citigroup Global Markets Inc. as financial advisor to the Company (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Company stockholders (other than Parent and its Affiliates).  The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as soon as practicable following the execution of this Agreement.

3.27         Financial Advisor.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other transactions contemplated herein, except that the Company has employed the Company Financial Advisor, and the Company has made available to Parent on or prior to the date of this Agreement a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger and the other transactions contemplated hereby.

3.28         Clients.  Part 3.28 of the Company Disclosure Letter sets forth a true, correct and complete list of (a) the top 30 customers or clients of the Company and the Subsidiaries of the Company for the last twelve months ended March 31, 2015 (the “Top Customers”).  Since December 31, 2014, (i) there has been no termination of the business relationship of the Company or any of its Subsidiaries with any of the Top Customers, (ii) there has been no material change in the pricing, material reduction in volumes or material changes in other material terms of its business relationship with any of the Top Customers adverse to the Company or any of its Subsidiaries and (iii) none of the Top Customers has notified the Company or any of its Subsidiaries in writing that any such Top Customer intends to terminate, not renew, put its contract out for RFI/RFP, reduce its volumes under its contract with the Company or adversely change in any material respect the pricing or other material terms of its business with the Company or any of its Subsidiaries.

3.29         Other Business Relationships.  Part 3.29 of the Company Disclosure Letter sets forth a true, correct and complete list of the Company’s parcel processors, logistics providers (including customs brokers) and transport carriers, providers of hosting services (including software and service hosting), providers of currency hedging, payment or fraud prevention services and external providers of commodity classification and/or customs or tariff data (the “Key Business Partners”). Since December 31, 2014, (i) there has been no termination of any material business relationship of the Company or any of its Subsidiaries with any of the Key Business Partners, (ii) there has been no material change in the pricing or other material terms of its business relationship with any of the Key Business Partners adverse to the Company or any of its Subsidiaries and (iii) none of the Key Business Partners has notified the Company or any of its Subsidiaries in writing that any such Key Business Partner intends to terminate or adversely change in any material respect the pricing or other material terms of its business with the Company or any of its Subsidiaries.

3.30         Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of applicable federal securities Laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion in the Schedule 14D-9.

3.31         Rule 14d-10 Matters.  All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Employee Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The Compensation Committee of the Company (each member of which the Board of Directors of the Company determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the Compensation Committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Equity Plan and (B) the treatment of the Company Options and Company RSUs in accordance with the terms set forth herein, the applicable Company Equity Plan and any applicable Employee Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company as follows:

4.1            Due Organization.  Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted.  Each of Parent and Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to, individually or in the aggregate, materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger or the other transactions contemplated herein.

4.2            Purchaser.  Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Pitney Bowes International Holdings, Inc., a Subsidiary of Parent, owns beneficially and of record all of the outstanding capital stock of Purchaser.  Parent owns beneficially and of record a majority of the outstanding voting securities, constituting a majority of the voting power, of Pitney Bowes International Holdings, Inc.

4.3            Authority; Binding Nature of Agreement.  Parent and Purchaser have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by the Parent and Purchaser of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser.  This Agreement constitutes a valid and binding agreement of Parent and Purchaser enforceable against Parent and Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity.

4.4            Non-Contravention; Consents.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Merger and the other transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both): (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Purchaser, (ii) assuming that stockholder approval (if required by applicable Law) is obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order; or (iii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted Encumbrances) on any assets of the Parent or Purchaser or change or loss of rights pursuant to, any Contract, in each case that would be binding upon Parent or Purchaser or to which any of its properties are subject, with such exceptions, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger or the other transactions contemplated herein.  No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

4.5            Disclosure.

(a)            The Offer Documents will comply in all material respects as to form with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Purchaser with respect to information supplied by the Company in writing for inclusion in the Offer Documents.  The information to be supplied in writing by or on behalf of Parent for inclusion in the Schedule 14D-9, on the date the Schedule 14D-9 is filed with the SEC, and on the date the Schedule 14D-9 is first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            None of the information provided by Parent for inclusion in the Offer Documents or any amendment or supplement thereto, at the time any Offer Document or any amendment or supplement thereto is distributed or disseminated and at the time of the consummation of the Offer, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.6            Absence of Litigation.  There is no Legal Proceeding pending against or, to the knowledge of Parent, threatened in writing against Parent or Purchaser, that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger and any other transactions contemplated herein.  Neither Parent nor Purchaser is subject to any continuing Order, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger and any other transactions contemplated herein.

4.7            Funds.

(a)            Parent has and will have, and will cause Purchaser to have, at the Offer Acceptance Time and the Closing the funds necessary to consummate the Offer, the Merger and the other transactions contemplated herein, including without limitation payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration on the Closing Date and to pay all related fees and expenses.

(b)            Without limiting Section 9.11, in no event shall the receipt or availability of any funds or financing by or to Parent, Purchaser or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Purchaser hereunder.

4.8            Ownership of Company Common Stock.  Neither Parent nor Purchaser is, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

ARTICLE 5

CERTAIN COVENANTS OF THE COMPANY

5.1            Access and Investigation.

(a)            During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to:  (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel, properties, assets and to all existing books, Contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) furnish promptly to Parent and Parent’s and its Subsidiaries’ Representatives such copies of the existing books, contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations’ business, properties, prospects and personnel, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company, and in such a manner as to not to interfere unreasonably with the normal operation of the business of the Company.  With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct the applicable Representatives of Parent to comply with, all of its confidentiality and non-use obligations under the Confidentiality Agreement dated January 12, 2015, between the Company and Parent (the “Confidentiality Agreement”).  In addition, subject to applicable Law, during the Pre-Closing Period, the parties shall coordinate with each other and the other’s Representatives with respect to communications with Company Associates and customers and vendors of the Company regarding post-Closing transition, integration and related matters; provided, however, that any such communications shall be conducted in such a manner as to not interfere with the normal operation of the business of the Company.

(b)            Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable judgment after consultation with outside legal counsel, (i) jeopardize any attorney client or other legal privilege (provided, that the Company will nonetheless provide Parent and the applicable Representatives of Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses so long as such privilege will not be jeopardized thereby) or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which the Company or its Affiliates is a party (provided, that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure).  The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

5.2            Operation of the Company’s Business.

(a)            During the Pre-Closing Period:  (i) except (w) as required or otherwise expressly contemplated under this Agreement, (x) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (y) required by applicable Law or (z) as set forth in Part 5.2 of the Company Disclosure Letter, the Company shall ensure that each of the Acquired Corporations conducts its business and operations in the ordinary course, consistent with past practices and the Company shall use its reasonable best efforts to: (A) preserve intact its business organization and material assets, (B) keep available the services of its officers and employees, (C) maintain in effect all of its Governmental Authorizations and (D) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors, strategic partners, logistics providers, customs brokers, payment processors/providers and others having material business relationships with the Company.

(b)            Without limiting the generality of the foregoing, during the Pre-Closing Period, except (w) as required or otherwise expressly contemplated under this Agreement, (x) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in Part 5.2 of the Company Disclosure Letter, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i)            declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of the Company’s capital stock, or repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock or options, warrants, convertible or exchangeable securities, restricted stock units, stock based performance units or other rights to acquire any such shares of capital stock, other than dividends or distributions solely between or among any of the wholly owned Acquired Corporations to the extent consistent with past practices, and other acquisitions of Shares in satisfaction by holders of Company Options or Company RSUs of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(ii)            sell, issue, deliver, grant, authorize the issuance or grant of (A) any capital stock or other security of the Company, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit, or right to acquire any capital stock or other security of the Company, (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or (D) equity awards denominated in shares of the Company’s capital stock (including any Company Options or Company RSUs or other rights to acquire such shares, any Voting Company Debt or any other rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock; other than the issuance of Shares upon the exercise of Company Options or pursuant to the terms of Company RSUs that are outstanding on the date of this Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement ;

(iii)            split, combine or reclassify its outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock of any of the Acquired Corporations or any securities convertible into or exchangeable for such capital stock;

(iv)            except to the extent required pursuant to an Employee Plan as in effect on the date of this Agreement that is set forth in Part 5.2(b)(iv) of the Company Disclosure Letter, (A) enter into, establish, adopt, modify, amend or terminate any Employee Plan (or any plan that would constitute an Employee Plan had it been in effect as of the date of this Agreement), (B) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any Employee Plan, (C) increase in any manner the compensation or benefits of any Company Associate, or grant any type of compensation or benefit to any Company Associate not previously receiving or entitled to receive such compensation or benefit, (D) hire, elect or appoint any individual, other than into a position below director-level in the ordinary course of business consistent with past practice, (E) terminate the employment of any individual, other than due to such individual’s death, disability, failure to perform or for cause (each as determined by the Company or any other Acquired Corporation in its reasonable discretion in the ordinary course of business consistent with past practice), or (F) issue or forgive any loans to any Company Associate (other than routine travel advances or similar business expense advances issued in the ordinary course of business consistent with past practice and the use of Acquired Corporation credit cards in accordance with the Acquired Corporation’s policy); provided, however, that clauses (A) and (C) shall not limit the Company’s or any other Acquired Company’s ability to make compensation and benefits (other than severance benefits and equity-based incentive compensation) available to employees hired in accordance with clause (D), in each case, in the ordinary course of business consistent with past practice that are comparable to the compensation and benefits (other than severance benefits and equity-based incentive compensation) provided to similarly situated employees of the Company or the applicable Acquired Company

(v)            [Reserved];

(vi)            amend, modify, waive any provision of or permit the adoption of any amendment to the Company Charter Documents or the charter, bylaw or comparable organizational documents of any Acquired Corporation;

(vii)            (A) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money (except for short-term borrowings not in excess of $50,000 aggregate principal amount outstanding at any one time incurred in the ordinary course of business consistent with past practice), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person or otherwise), any other Person, other than to or in (A) the Company or any Company Subsidiary or (B) any acquisition not in violation of clause (e) above, and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(viii)            make any capital expenditures in an amount in excess of $50,000  in the aggregate and which are not included in the Company’s board approved budget made available to Parent and set forth in Part 5.2(b)(viii) of the Company Disclosure Letter;

(ix)            acquire, lease, license or sublicense any right or other asset, including Intellectual Property , from any other Person or sell or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Encumbrance (other than a Permitted Encumbrance), or lease, license or sublicense, any right or other asset, including Intellectual Property , to any other Person (other than dispositions of inventory in the ordinary course of business and consistent with past practices), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any right, property or asset, including Intellectual Property, other than, solely with respect to assets other than Intellectual Property, pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $100,000 individually or $250,000 in the aggregate;

(x)            except to the extent required by applicable Law  or consistent with past practice in the case of any election or amended  Tax Return, make or change any material Tax election, change any annual Tax accounting period, change or consent to any material change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, settle any material Tax liability, request any material Tax ruling, or waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment;

(xi)            change any of its methods of accounting or accounting practices unless required by GAAP or applicable Law, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(xii)            enter into or become bound by, or permit any of the assets owned or used by it to become bound by, or modify or amend, waive or exercise any material right or remedy under or terminate any Material Contract or any Contract that, if existing on the date hereof, would have been a Material Contract;

(xiii)            commence, settle or compromise any Proceeding or liability, except for settlements or compromises that (A) involve monetary remedies with a value not in excess of $50,000, with respect to any Proceeding or liability, or $100,000 in the aggregate, (B) do not grant to any third party rights to any material Company Intellectual Property or impose any restriction on the right of the Acquired Corporations to use or register any Intellectual Property or (C) do not impose any restriction or obligation (other than the payment of money) on the businesses of the Acquired Corporations or any of their affiliates;

(xiv)            propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(xv)            (A) enter into any new line of business or (B) except as required by applicable Law, regulation or policies imposed by any Governmental Body, change any material policy established by the executive officers of the Company that generally applies to the operations of the Company;

(xvi)            amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any Governmental Authorizations of the Acquired Corporations;

(xvii)             (A) cancel or permit to lapse any material Company Registered IP or (B) disclose to any third party, other than Representatives of Parent or under a confidentiality agreement, any Confidential Information constituting Company Intellectual Property in a way that results in loss of intellectual property protection for such Confidential Information;

(xviii)            form, create, establish, enter into or acquire an interest in any new subsidiary, joint venture or similar entity;

(xix)            cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any insurance policy material to the Acquired Corporations, taken as a whole;

(xx)            enter into any long-term real property lease or extend any existing real property lease for a term of more than one-year;

(xxi)            enter into, modify or terminate any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements; or

(xxii)            authorize, agree or commit to take any of the foregoing actions described in clauses (i) through (xxi) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time.

5.3            No Solicitation.

(a)            Subject to Section 5.4(b) and except as permitted by this Section 5.3, until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1:

(i)            the Company shall not, and shall cause its controlled Affiliates and its and their respective Representatives not to, and the Company shall not publicly propose to, directly or indirectly (other than with respect to Parent and Purchaser), (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries with respect to or in connection with or with the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) enter into any letter of intent, agreement, contract, commitment, agreement in principle or any other arrangement or understanding with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (any of the foregoing, a “Company Acquisition Agreement”) or enter into any agreement, contract, commitment, arrangement or understanding requiring the Company to, or contemplating that the Company will, abandon, terminate or fail to consummate the transactions contemplated by this Agreement;

(ii)            the Company shall, and shall cause its controlled Affiliates and its and their respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal; and

(iii)            the Company shall request the prompt return or destruction of all confidential information previously furnished to any Person within the last 12 months for the purposes of evaluating a possible Acquisition Proposal and terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal.

Any violation of the restrictions in this Section 5.3 by any of the Company’s controlled Affiliates or any of its or their respective Representatives shall be a breach of this Section 5.3 by the Company.

(b)            Notwithstanding anything to the contrary contained in this Agreement, if, at any time prior to the Offer Acceptance Time, (i) the Company receives a bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a breach of Section 5.3, and (iii) the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that (x) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law, then the Company may (A) furnish information and data with respect to the Company and the Company Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries, and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company (1) will not, and will not permit the Company Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (2) the Company also provides Parent, prior to the time any such information or data is provided or made available to such Third Party, any non-public information or access furnished or afforded to such Third Party that was not previously furnished or afforded to Parent.  The Company shall notify Parent prior to furnishing any non-public information, providing access to its businesses, properties, assets and personnel and/or entering into any discussions or negotiations as provided in this Section 5.3(b). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may, prior to the Offer Acceptance Time, following the receipt of an Acquisition Proposal from a Third Party that did not result from a breach of Section 5.3, contact such Third Party solely to refer them to the terms of this Section 5.3. For the avoidance of doubt, a Person who has previously entered into a confidentiality agreement with the Company relating to an Acquisition Proposal shall not be required to enter into a new or revised confidentiality agreement if such existing confidentiality agreement constitutes an Acceptable Confidentiality Agreement.

(c)            From and after the date of this Agreement, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent of any Acquisition Proposal, or any request for information or inquiry that could reasonably be expected to lead to or contemplates an Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal, request or inquiry (or, if oral, the material terms and conditions of such Acquisition Proposal, request or inquiry) (including in each case any subsequent material amendments or other material modifications thereto) and (ii) the identity of the Third Party making such Acquisition Proposal, request or inquiry.  Commencing upon the provision of any notice referred to above, the Company (or its outside counsel) shall (A) on a  daily basis at mutually agreeable times, advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and any other matters identified with reasonable specificity by Parent (or its outside counsel) and the material details (including amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry and (B) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and written and electronic communications (other than any immaterial documents or communications) relating to any such Acquisition  Proposal (including the financing thereof),  request or inquiry exchanged between the Company, any of its controlled Affiliates or any of its or their respective Representatives, on the one hand, and the Third Party making such Acquisition Proposal, any of its Affiliates or any of its or their respective Representatives, on the other hand. The Company agrees that it and its controlled Affiliates will not enter into any agreement with any Person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d)            The Company shall not, and shall cause its controlled Affiliates not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under, (A) any standstill provision or similar provision with respect to any capital stock of the Company or any of its Subsidiaries in any agreement to which the Company or any of its controlled Affiliates is a party or (B) any confidentiality provision in any agreement to which the Company or any of its controlled Affiliates is a party, provided that this clause (B) shall not prohibit any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a possible Acquisition Proposal; provided, further, that the Board of Directors of the Company shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent that (x) such provision would otherwise prohibit the counterparty thereto from making a confidential Acquisition Proposal directly to the Board of Directors of the Company in accordance with this Section 5.3 and (y) the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.  Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its controlled Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its controlled Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.

(e)            Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company or any committee thereof, after consultation with outside legal counsel, the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act that includes an express reaffirmation of the Company Board Recommendation; provided that this Section 5.3(e) shall not permit the Board of Directors of the Company to make an Adverse Change Recommendation except to the extent permitted by Section 5.4(b) or Section 5.4(c) and any Adverse Recommendation Change will be subject to the terms and conditions of this Agreement.

        5.4              Company Recommendation.

(a)            None of the Company, the Board of Directors of the Company or any committee thereof shall (i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, adversely qualify or modify (or resolve, determine or publicly propose to do any of the foregoing) the Company Board Recommendation, (ii) following the date any Acquisition Proposal (or any material modification thereto) is made or commenced, or an intention to make or commence any Acquisition Proposal (or any material modification thereto) is publicly proposed or announced, fail to reaffirm (publicly, if so requested) the Company Board Recommendation, within three business days after a request by Parent to do so (or, if earlier, by the second business day prior to the then-scheduled Expiration Date of the Offer) (it being understood that Parent may make such request only two (2) times in the aggregate), (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser or any of their Affiliates) for the Shares within ten (10) business days after the commencement of such offer, (iv) adopt, approve, recommend, submit to the vote of securityholders or declare advisable any Acquisition Proposal or the entry into any Company Acquisition Agreement (or resolve, determine or publicly propose to do any of the foregoing) or (v) approve any transaction under, or any transaction resulting in any Third Party becoming an “interested stockholder” under, Section 203 of the DGCL (or resolve, determine or publicly propose to do any of the foregoing) (any action described in clauses (i) through (v) being referred to as an “Adverse Change Recommendation”), except as expressly permitted by this Section 5.4.

(b)            Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, the Board of Directors of the Company may make an Adverse Change Recommendation or, subject to the payment of the Termination Fee in accordance with Section 8.3, terminate this Agreement pursuant to Section 8.1(e) to enter into a definitive agreement in the event of a Superior Proposal (a “Specified Acquisition Agreement”), if and only if:

(i)            such Superior Proposal did not result from a breach of Section 5.3;

(ii)            the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law;

(iii)            Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement at least four (4) business days prior to making any Adverse Change Recommendation or terminating this Agreement to enter into a Specified Acquisition Agreement (a “Change of Recommendation Notice”); and

(iv)            the Company shall comply with clauses (A) through (E) (as applicable) as follows: (A) prior to giving effect to clauses (B) through (E), the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (B) the Company shall have complied with Section 5.3(c) with respect to such Acquisition Proposal and shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal, the most current version of the proposed agreement under which such Acquisition Proposal is proposed, and the identity of the Person making such Acquisition Proposal; (C) the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent Parent desires to negotiate, during the four (4) business day period provided in the foregoing clause (iii) of this Section 5.4(b) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal; (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and the Company’s financial advisor, the Board of Directors of the Company shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law; and (E) if the Company intends to terminate this Agreement to enter into a Specified Acquisition Agreement, the Company shall have complied with Section 8.1(e) and Section 8.3(b).

For the avoidance of doubt, the provisions of this Section 5.4(b) shall also apply to any material amendment to any Acquisition Proposal (in which case such amendment shall require a new Change of Recommendation Notice and the Company shall be required to comply again with the provisions of this Section 5.4(b) except that any reference to four (4) business days shall instead be two (2) business days) or any successive Acquisition Proposals.

(c)            Notwithstanding anything to the contrary herein, at any time prior to the Offer Acceptance Time, the Board of Directors of the Company may make an Adverse Change Recommendation with respect to an Intervening Event, if and only if:

(i)            the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law;

(ii)            Parent shall have received from the Company a Change of Recommendation Notice at least four (4) business days prior to making any Adverse Change of Recommendation, describing the Intervening Event in reasonable detail (including the underlying facts giving rise thereto and the reasons for such Adverse Change of Recommendation);

(iii)            during the four (4) business day period provided in the foregoing clause (ii), the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent Parent desires to negotiate, with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and

(iv)            after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Board of Directors of the Company shall have determined in good faith that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law.

The provisions of this Section 5.4(c) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Change of Recommendation Notice and the Company shall be required to comply again with the provisions of this Section 5.4(c) (except that any reference to four (4) business days shall instead be two (2) business days).

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1            Filings and Approvals.

(a)            Without limiting the generality of anything contained in this Section 6.1, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Body, including without limitation under the Antitrust Laws, in order to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(b)            In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) (x) promptly, but in no event later than May 12, 2015, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, and (y) use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC under the HSR Act or by any other Governmental Body in connection with the Offer, the Merger and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Offer, the Merger and the other transactions contemplated by this Agreement; and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Offer, the Merger and the other transactions contemplated by this Agreement.  Notwithstanding the foregoing, (I) the parties agree that it is Parent’s sole right to devise and implement the strategy for all filings, submissions, notifications and communications subject to this Section 6.1 and direct all matters with any Governmental Body consistent with Parent’s obligations hereunder and (II) Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.1 as “Counsel Only Material”, which such material and the information contained therein shall be given only to the in house and outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c)            Without limiting the generality of anything contained in this Section 6.1, but subject to Parent’s rights under clause (I) of the preceding paragraph (a), each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Offer, the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications, provided that Parent shall control any decisions and determine whether to pull and re-file any notice under the HSR Act.  Subject to applicable Law, in advance and to the extent practicable, each of Parent or Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party.  In addition, except as may be prohibited by any Governmental Body or by any applicable Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Offer, the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d)            In the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Offer, the Merger and the other transactions contemplated by this Agreement and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, Parent and Purchaser shall use reasonable best efforts to resolve any such litigation, action or proceeding and each of the Company, Parent and Purchaser shall cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

(e)            Notwithstanding anything to the contrary set forth in this Agreement, with respect to the matters set forth in this Section 6.1, (x) none of Parent, Purchaser or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the assets or business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of assets or business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries (any of the foregoing, a “Burdensome Condition”); (y) the Company and its Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries only in the event the Closing occurs; and (z) subject to the obligations of Parent set forth in this Section 6.1, the Company and its Subsidiaries shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent and, if requested by Parent, subject to clause (y), the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order.

(f)            Notwithstanding anything else contained in this Agreement, during the term of this Agreement, neither the Company nor any of its Affiliates or any of their respective representatives shall cooperate with any Third Party to obtain any governmental approvals or clearances (including under any Antitrust Law) with respect to any Acquisition Proposal.

(g)            No party hereto shall take any action that is intended to or would reasonably be expected to adversely affect or materially delay its ability or the ability of any other party hereto to perform its covenants and agreements under this Agreement or to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

6.2            Company Options and Company RSUs.

(a)            Company Options.  At the Effective Time, each outstanding Company Option, whether vested or unvested or exercisable or unexercisable under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable Tax withholdings), payable in a lump sum through the Company’s payroll system as soon as reasonably practicable (but no later than the second payroll period) after the Effective Time, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Shares underlying such Company Option.

(b)            Company RSUs.

(i)                At the Effective Time, each outstanding Company Restricted Stock Unit granted under the Company Equity Plans (each a “Company RSU”) that is not held by a non-employee member of the Board of Directors or the Advisory Board of the Company, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only an unvested award representing the opportunity to receive (without interest) an aggregate amount in cash (less applicable Tax withholdings) equal to the product of (A) the Offer Price, and (B) the number of Shares underlying such Company RSU, which award shall continue to vest and be subject to the same terms and conditions (including forfeiture and time of payment) as were applicable to the Shares underlying such Company RSU.

(ii)                At the Effective Time, each outstanding Company RSU that is held by a non-employee member of the Board of Directors or the Advisory Board of the Company, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable Tax withholdings), payable in a lump sum through the Company’s payroll system as soon as reasonably practicable (but no later than the second payroll period) after the Effective Time, equal to the product of (A) the Offer Price, and (B) the number of Shares underlying such Company RSU.

(c)            At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee (as defined below), as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of Sections 6.2(a) and (b), and (ii) ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company RSUs after the Effective Time.

6.3            Employee Benefits.  For a period commencing upon the Effective Time and continuing through the first anniversary of the Effective Time, Parent shall, or shall cause its Subsidiaries to, provide to each Company Associate who continues to be employed by Parent or its Subsidiaries following the Effective Time (the “Continuing Employees”) total compensation and benefits (including base salary or base hourly rate, as applicable, employee benefits and annual bonus opportunities, other than severance benefits, equity-based compensation and retention benefits) that are at least substantially comparable in the aggregate to the compensation and benefits (other than severance benefits, equity-based compensation and retention benefits) provided to such Continuing Employees immediately prior to the Effective Time. In addition, notwithstanding the foregoing, (i) the Continuing Employees shall be eligible for severance benefits as set forth in Part 6.3 of the Company Disclosure Letter and (ii) Parent shall assume and honor the terms of the agreements set forth in Part 6.3 of the Company Disclosure Letter in accordance with the terms thereof as of the date hereof.  Without limiting the foregoing:

(a)            With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.

(b)            If requested by Parent at least five (5) business days prior to the Effective Time, the Acquired Corporations shall terminate any and all U.S. Employee Plans intended to qualify under Section 401(k) of the Code (the “401(k) Plan(s)”), effective not later than the business day immediately preceding the Effective Time.  In the event that Parent requests that such 401(k) plan(s) be terminated, the Acquired Corporations shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors not later than two (2) business days immediately preceding the Effective Time.

(c)            To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any employee benefit plan of Parent, its Subsidiaries or the Surviving Corporation in which a Continuing Employee may be eligible to participate, then Parent shall use reasonable best efforts to cause such employee benefit plan (to the extent that it would not result in any duplication of benefits), for purposes of eligibility, vesting and allowances (including paid time off), but not for purposes of benefit accrual, to credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding employee benefit plan of the Company.

(d)            With respect to all employees, the Acquired Corporations shall be responsible for providing any notices required to be given and otherwise complying with the WARN or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) prior to the Effective Time. If Parent determines that an event would trigger WARN obligations (or obligations arising under similar statutes or regulations) on or after the Effective Time, Parent shall be responsible for providing notices to all employees as are required to be provided notice under WARN (or any similar statute or regulation), in a form that is compliant with applicable regulations.

(e)            Nothing in this Section 6.3 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any Employee Plan, (ii) prevent Parent from amending or terminating any of its employee benefit plans in accordance their terms, (iii) create a right in any Company Associate to employment with Parent, its Subsidiaries, the Surviving Corporation or any other Subsidiary of the Surviving Corporation, and the employment of each Continuing Employee shall be “at will” employment, or (iv) create any third-party beneficiary rights in any employee of the Acquired Corporations or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Company or under any benefit plan which Parent, any Acquired Corporation or the Surviving Corporation may maintain.

6.4            Indemnification of Officers and Directors.

(a)            For six (6) years after the Effective Time, Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain officers’ and directors’ liability, employment practices liability and fiduciary liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered by the Company’s officers’ and directors’ liability, employment practices liability and fiduciary liability insurance policies as of the date hereof on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.4(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the aggregate annual premium paid by the Company in its last full fiscal year prior to the date of this Agreement that is set forth on Part 6.4(a) of the Company Disclosure Letter (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 250% of the Current Premium.  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)            From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation, to the fullest extent that would have been permitted under the Laws applicable to the Company prior to the Effective Time: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, in his capacity as such, an “Indemnified Party”) for any and all reasonable costs, expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred, provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 6.4(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or other proceeding (whether civil or criminal, and including any proceeding before any administrative or legislative body or agency) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness) (a “Proceeding”) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or otherwise in connection with any action taken or not taken at the request of the Company (whether or not the Indemnified Party continues in such position at the time such Proceeding is brought or threatened), in each case at, or at any time prior to, the Effective Time (including any Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party); and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect between the Company and any Indemnified Party as of the date of this Agreement; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of this Agreement. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance all expenses, including reasonable attorneys’ fees, that may be reasonably incurred by the Indemnified Parties in connection with their enforcement of their rights provided under this Section 6.4 (subject to reimbursement to the extent the Indemnified Party is subsequently determined not to be entitled to indemnification (and the Indemnified Party shall provide an undertaking to this effect prior to receiving such advance)). The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c)            If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the applicable obligations set forth in this Section 6.4.

(d)            The provisions of this Section 6.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.4 applies unless the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4).

6.5            Stockholder Litigation.  The Company shall provide Parent with prompt notice of any claim or Legal Proceeding (including any class action or derivative litigation) brought, asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company or any of its Subsidiaries, the Board of Directors of the Company or any of its Subsidiaries, any committee thereof and/or any of the Company’s directors or officers relating to the Offer, the Merger, this Agreement or any of the transactions contemplated by this Agreement, and shall keep Parent informed on a reasonably prompt basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the Parent’s prior written consent.

6.6            Disclosure.  The initial press releases relating to this Agreement shall be issued seperately by the Company and Parent and each such press release shall be reasonably satisfactory to the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other transactions contemplated by this Agreement and shall not issue any such press release or public statement without the other party’s written consent, which shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing: (a) each of the Company and Parent may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); (b) each of the Company and Parent may, without the prior consent of the other party but subject to giving advance notice to the other party, issue any such press release or make any such public announcement or statement as may be required by Law (including the stock exchange rules); and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made with respect to any Adverse Change Recommendation.

6.7            Takeover Laws; Advice of Changes.

(a)            If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Purchaser, and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Law inapplicable to the foregoing.

(b)            Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (y) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Offer, the Merger or any other transaction contemplated herein, or (ii) is reasonably likely to result in any of the conditions set forth in Article 7 or in Annex I not being able to be satisfied prior to the End Date.

6.8            Section 16 Matters.  Promptly after the date hereof and prior to the Expiration Date, the Company shall take all such steps as may be required to cause any dispositions of Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.9            Stock Exchange Delisting; Deregistration.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.10            Transfer Taxes.  Except as otherwise set forth in Section 2.7(b) or otherwise in this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid by either Purchaser or the Surviving Corporation, and the Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

6.11            Rule 14d-10 Matters.  Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each Employee Plan and Company Employment Agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

ARTICLE 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1            No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing, restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there shall not be any applicable Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.2            Consummation of Offer.  Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

ARTICLE 8

TERMINATION

8.1            Termination.  This Agreement may be terminated prior to the Offer Acceptance Time:

(a)            by mutual written consent of Parent and the Company;

(b)            by either Parent or the Company by written notice to the other if (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order permanently restraining, enjoining or otherwise prohibiting the making or consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or (ii) if there shall be any applicable Law making the making or consummation of the Offer, the Merger or the other transactions contemplated by this Agreement illegal;

(c)            by Parent by written notice to the Company if prior to the Offer Acceptance Time: (i) the Board of Directors of the Company shall have effected an Adverse Change Recommendation or delivered to Parent a Change of Recommendation Notice or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Board of Directors of the Company fails to, in a Solicitation/Recommendation Statement on Schedule 14D-9, recommend rejection of such tender offer or exchange offer and reaffirm the Company Board Recommendation within ten (10) business days of the commencement of such tender offer or exchange offer;

(d)            by either the Company or Purchaser if the Offer Acceptance Time shall not have occurred by the End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of, or resulted in, the failure of the Offer Acceptance Time to have occurred on or before the End Date ;

(e)            by the Company by written notice to Parent at any time prior to the Offer Acceptance Time in order to accept a Superior Proposal and enter into a Specified Acquisition Agreement relating to such Superior Proposal, if (i) such Superior Proposal shall not have resulted from any breach of Section 5.3, (ii) the Company has complied with its obligations under Section 5.3 and Section 5.4 and the Board of Directors of the Company, after satisfying all of the applicable requirements set forth in Section 5.4(b), shall have authorized the Company to enter into a Specified Acquisition Agreement and (iii) the Company enters into the Specified Acquisition Agreement and pays the Termination Fee as provided in Section 8.3(b) substantially concurrently with the termination of this Agreement;

(f)            by Parent by written notice to the Company at any time prior to the Offer Acceptance Time if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in clauses (2)(c), (d) or (e) of Annex I to occur; provided, however, that, for purposes of this Section 8.1(f), if such a breach is curable by the Company within the earlier of the End Date and twenty (20) business days of the date Parent gives the Company notice of such breach and the Company is continuing to use its reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period; provided further, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.1(g); or

(g)            by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach in any respect of any representation or warranty or failure to perform in any respect any covenant or obligation contained in this Agreement on the part of Parent shall have occurred, in each case if such breach or failure has had or could reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other transaction contemplated herein; provided, however, that, for purposes of this Section 8.1(g), if such a breach is curable by Parent within the earlier of the End Date and twenty (20) business days of the date the Company gives Parent notice of such breach and Parent is continuing to use its reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period; provided further, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.1(f).

8.2            Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of this Section 8.2, the penultimate sentence of Section 5.1(a), Section 8.3 and Article 9 shall survive any termination hereof pursuant to Section 8.1.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Purchaser or the Company shall be relieved or released from any liabilities or damages arising out of any Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith or any fraud. The Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

8.3            Expenses; Termination Fee.

(a)            Except as set forth in Section 6.10 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated herein shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.  For the avoidance of doubt, Parent shall pay all filing fees payable pursuant to the HSR Act or any other Antitrust Laws.

(b)            In the event that:

(i)            this Agreement is terminated pursuant to Section 8.1(c),

(ii)            this Agreement is terminated pursuant to Section 8.1(e) (including as it relates to Section 5.4), or

(iii)            (A) this Agreement is terminated by Parent, Purchaser or the Company pursuant to Section 8.1(d) or Section 8.1(f), (B) after the date of this Agreement and at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been made or commenced, or an intention to make or commence any Acquisition Proposal shall have been publicly proposed or announced, and (C) the Company consummates an Acquisition Proposal within twelve (12) months after such termination or the Company enters into a definitive agreement within twelve (12) months after such termination to effect an Acquisition Proposal (provided that, for purposes of this Section 8.3(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%).

then the Company shall pay Parent a fee in an amount equal to $17,000,000 (the “Termination Fee”) by wire transfer of same-day funds (x) in the case of Section 8.3(b)(i), within two (2) business days after such termination, (y) in the case of Section 8.3(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.1(e), and (z) in the case of the Section 8.3(b)(iii), within two (2) business days after the earlier of (1) the date of the consummation of the transactions contemplated by such Acquisition Proposal and (2) the date of entry into the definitive agreement to effect such Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 8.3(b) shall be payable only once with respect to this Section 8.3(b) and not in duplication even though such payment may be payable under one or more provisions hereof.

(c)            The Company and Parent acknowledge and agree that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement.  In the event that the Company or Parent, as the case may be, shall fail to pay the Termination Fee or any Expenses when due, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3, together with interest on such unpaid Termination Fee and Expenses, commencing on the date that the Termination Fee or such Expenses became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1            Amendment.  Prior to the Effective Time, subject to Section 6.4, this Agreement may be amended with the mutual agreement of the Company and Parent at any time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2            Waiver.  No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3            No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4            Entire Agreement; No Reliance; Counterparts.

(a)            This Agreement, the Support Agreements, the Confidentiality Agreement (to the extent consistent with the terms of this Agreement and the Support Agreements) and the Company Disclosure Letter constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b)            Each party hereto agrees that, except for the representations and warranties contained in Article 3 (including the Company Disclosure Letter), and Article 4 of this Agreement, and the certificate delivered by the Company to Parent pursuant to paragraph (e) of Annex I, neither the Company, Parent or Purchaser makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing.  Without limiting the generality of the foregoing, each of Parent and Purchaser agrees that none of the Acquired Corporations makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any Company Subsidiary or the future business, operations or affairs of the Company or any Company Subsidiary heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any Company Subsidiary or the business, operations or affairs of the Company or any Company Subsidiary, in each case except to the extent expressly covered by a representation and warranty made in this Agreement.

(c)            This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5            Applicable Law; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.  The parties hereto agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”).  Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.  Each party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.8 or in any other manner permitted by Law.

(b)            The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement).  The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.5(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.5(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(b)  prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.5(b) or anything set forth in this Section 9.5(b) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time.

(c)            EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6            Assignability.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Purchaser) or to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Purchaser, as applicable, of any of its obligations under this Agreement.  Any purported assignment without such consent shall be null and void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.7            Third Party Beneficiaries.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Section 6.4 which shall inure to the benefit of such Persons benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein.

9.8            Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) business day after dispatch by registered or certified mail, (iii) on the next business day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided confirmation of email receipt is obtained), in each case as follows:

if to Parent or Purchaser:
Pitney Bowes Inc.
3001 Summer Street, Stamford, CT 06926
 Attention: Chief Legal and Compliance Officer
daniel.goldstein@pb.com
Facsimile No.(203) 460-9217

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Fax:  (212) 474-3700
Attention:  Scott A. Barshay, Esq., sbarshay@cravath.com
                     Ting Chen, Esq., tchen@cravath.com

if to the Company:

292 Madison Avenue, 5th Floor
New York, New York 10017
 Attention: Michael A. DeSimone
mike@borderfree.com
Facsimile No. (212) 244-3691

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
53 State Street
Boston, MA 02109
 Attention: Mark J. Macenka, Esq., mmacenka@goodwinprocter.com
James A. Matarese, Esq., jmatarese@goodwinprocter.com
Joseph C. Theis, Jr., Esq., jtheis@goodwnprocter.com
 Facsimile No.: (617) 523-1231

9.9            Cooperation.  The Company agrees to reasonably cooperate with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement, in each case to the extent not inconsistent with any other provision of this Agreement.

9.10            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party.

9.11            Obligation of Parent.  Parent shall cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of this Agreement, the Offer, the Merger, and the other transactions contemplated hereby.  As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under this Agreement and the transactions contemplated hereby at or prior to the Effective Time, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser at or prior to the Effective Time shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance.

9.12            Construction.

(a)            For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)            The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)            As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)            Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e)            The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)            The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to May 5, 2015.

(g)            Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns and (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

[Signature page follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Borderfree, Inc.

By:	/s/ Michael A. DeSimone
Name: Michael A. DeSimone
Title: Chief Executive Officer

Pitney Bowes Inc.

By:	/s/ Marc B. Lautenbach
Name: Marc B. Lautenbach
Title: President and Chief Executive Officer

BrickBreaker Acquisition Corp.

By:	/s/ Steven J. Green
Name: Steven J. Green
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A and Annex I):

“2011 Plan” is defined in Section 3.3(c) of the Agreement.

“2014 Plan” is defined in Section 3.3(c) of the Agreement.

“2015 Plan” is defined in Section 3.3(c) of the Agreement.

 “401(k) Plan(s)” is defined in Section 6.3(b) of the Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing (i) standstill restrictions that are not less favorable to the Company than the standstill restrictions contained in the Confidentiality Agreement and (ii) confidentiality and other terms (other than standstill restrictions) that are not less favorable to the Company in the aggregate than the confidentiality and other terms (other than standstill restrictions) contained in the Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement may not contain any terms that are not customarily contained in a confidentiality agreement, but may contain, for the avoidance of doubt, subject to the other requirements set forth in this definition, provisions relating to the sharing of information relevant to an evaluation of regulatory compliance matters, including without limitation, compliance with Antitrust Laws).

“Acquired Corporation Returns” is defined in Section 3.15 of the Agreement.

“Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” shall mean any inquiry (in writing or otherwise) offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of (A) assets (including capital stock of Subsidiaries of the Company) representing 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (B) 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any tender offer (including a self-tender) or exchange offer that, if consummated, would result, directly or indirectly, in any Third Party (or the shareholders thereof) beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or the surviving entity or (iii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, or liquidation, dissolution, recapitalization, extraordinary dividend, other significant corporate reorganization or other similar transaction involving the Company or any of its Subsidiaries, (A) pursuant to which 15% or more of any class of outstanding voting or equity securities of the Company or the resulting entity would be beneficially owned by any Third Party (or the direct or indirect parent entity of such Third Party or the shareholders of such Third Party) or (B) which would result in assets (including capital stock of Subsidiaries of the Company) representing 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, being, directly or indirectly, acquired by or sold to any Third Party.

“Adverse Change Recommendation” is defined in Section 5.4(a) of the Agreement.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Law and Orders issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Balance Sheet” is defined in Section 3.6 of the Agreement.

 “Book Entry Share” is defined in Section 2.6(a) of the Agreement.

“Burdensome Condition” is defined in Section 6.1(e) of the Agreement.

“business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

“Certificate” is defined in Section 2.6(a) of the Agreement.

“Change of Recommendation Notice” is defined in Section 5.4(b) of the Agreement.

“Closing” is defined in Section 2.3 of the Agreement.

“Closing Date” is defined in Section 2.3 of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to the Agreement.

“Company Acquisition Agreement” is defined in Section 5.3(a) of the Agreement.

“Company Associate” means any current or former director, officer, employee, independent contractor or other service provider of the Company or any Company Subsidiary.

“Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

“Company Charter Documents” shall mean the Company’s amended and restated certificate of incorporation and amended and restated bylaws.

“Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

“Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.

“Company Disclosure Letter” shall mean the disclosure letter that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to or concurrently with the execution of the Agreement.

“Company Employee Agreement” shall mean each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between:  (a) any of the Acquired Corporations and (b) any Company Associate.

 “Company Equity Plans” shall mean the Initial U.S. Plan, Initial Israeli Plan, 2011 Plan, 2014 Plan and the 2015 Plan.

“Company Financial Advisor” is defined in Section 3.26 of the Agreement.

“Company Intellectual Property” is defined in Section 3.8(b) of the Agreement.

“Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Preferred Stock” shall mean the preferred stock, $0.01 par value per share, of the Company.

“Company Registered IP” is defined in Section 3.8(a) of the Agreement.

“Company RSUs” is defined in Section 6.2(b) of the Agreement.

 “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

“Compensation Committee” is defined in Section 6.11 of the Agreement.

“Confidential Information” shall mean any confidential or secret information or data that derives independent economic value, actual or potential, from not being generally known, including any (A) know-how, expertise,  scientific, technical, security or other information, including all related ideas, concepts, methods, inventions, discoveries, data, formulae, processes, techniques, specifications, trade secrets and other information of a confidential nature (including all proprietary technical, industrial, security and commercial information and techniques in whatever form held, such as paper, electronically stored data, magnetic media film and microfilm or orally); (B) information relative to current or proposed business, sales and marketing; (C) drawings, designs and Software; (D) cost and pricing information; (E) identification of personnel or other possible resources for possible use in business; and (F) customer data and other personal information.

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Continuing Employees” is defined in Section 6.3 of the Agreement.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind, including all amendments, supplements or modifications thereto.

“Covered Securityholders” is defined in Section 3.31 of the Agreement.

“Current Premium” is defined in Section 6.4(a) of the Agreement.

“Delaware Courts” is defined in Section 9.5(a) of the Agreement.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.8 of the Agreement.

“Dissenting Stockholders” is defined in Section 2.6(a) of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DOL” is defined in Section 3.16(a) of the Agreement.

“EDGAR” is defined in Section 3.4(f) of the Agreement.

“Effective Time” is defined in Section 2.3 of the Agreement.

“Employee Plan” shall mean any employment, salary, change in control, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, vacation or paid-time off, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement (including any Company Employee Agreement) and each other employee benefit plan, program, policy or arrangement, in each case whether written or unwritten, including any “employee benefit plan” (within the meaning of Section 3(3) of the ERISA, whether or not subject to ERISA) that is sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations or with respect to which any Acquired Corporation could reasonably be expected to have liability for the benefit of any Company Associate.

 “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, lease, sublease, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall mean November 5, 2015.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law or any agreement with any Governmental Body or other Person, relating to human health and safety, the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all Governmental Bodies relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“Excluded Shares” is defined in Section 2.6(a) of the Agreement.

“Expenses” is defined in Section 8.3(c) of the Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any employers, whether or not incorporated, that would be treated together with any Acquired Corporation as a single employer within the meaning of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Date” is defined in Section 1.1(d) of the Agreement.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of the Agreement.

“Governmental Authorization” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Governmental Body” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, taxing authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound License” is defined in Section 3.8(c) of the Agreement.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Indemnified Party” is defined in Section 6.4(b) of the Agreement.

“Initial Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Initial Israeli Plan” is defined in Section 3.3(c) of the Agreement.

“Initial U.S. Plan” is defined in Section 3.3(c) of the Agreement.

“Insurance Policies” is defined in Section 3.19 of the Agreement.

“Intellectual Property” shall mean all intellectual property rights existing anywhere in the world associated with all (A) patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, substitutions and extensions thereof), patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions; (B) trademarks, service marks, trade names, logos, trade dress or other source identifiers, including any registration or any application for registration therefor, together with all goodwill associated therewith; (C) copyrights, works of authorship, designs and database rights, including any registration and applications for registration therefor, and Software; (D) Internet domain names, including top level domain names and global top level domain names, URLs and social media identifiers, handles and tags; and (E) Confidential Information.

“International Employee Plan” is defined in Section 3.16(a) of the Agreement.

“Intervening Event” shall mean any material fact, event, change, development or circumstance arising after the date hereof that is not known or reasonably foreseeable by the Board of Directors of the Company as of the date hereof and not relating to any Acquisition Proposal; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal, or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or any matters or circumstances relating thereto constitute an Intervening Event.

“IRS” shall mean the Internal Revenue Service.

“Key Business Partners” is defined in Section 3.29 of the Agreement.

“knowledge” means knowledge, after reasonable inquiry, of each of the individuals identified in Schedule 1.1.

“Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lease Agreement” is defined in Section 3.7(b) of the Agreement.

“Leased Real Property” is defined in Section 3.7(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Material Adverse Effect” means any change, event, occurrence or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on (i) the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, excluding, with respect to clause (i) only, any such adverse effect resulting from or arising out of:  (A) the announcement or pendency of the Offer or the Merger (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, contractors, customers, partners, or suppliers related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general economic, financial market or political conditions; (D) general conditions in the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (E) any changes (after the date hereof) in GAAP or applicable Law (or interpretations thereof); (F) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by any Governmental Body, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof; (G) the taking of any specific action, or refraining from taking any specific action, in each case at the request of Parent; (H) any Stockholder Litigation; (I) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; or (J) any failure by the Company to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Material Adverse Effect has occurred); provided, further, in the case of clauses (C), (D), (E), (F) and (I) such effect may be taken into account in determining whether or not there has been a Material Adverse Effect  to the extent such effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Acquired Corporations operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

 “Material Contract” is defined in Section 3.9(b) of the Agreement.

“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.6(a) of the Agreement.

“Minimum Condition” is defined in Section (l) of Annex I to the Agreement.

“NASDAQ” is defined in Section 1.1(e) of the Agreement.

“OFAC” shall mean the Office of Foreign Assets Control, within the U.S. Department of Treasury.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 1.1(b) of the Agreement.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(h) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body or arbitrator that is binding upon or applicable to such Person or its property.

“OSS” shall mean any computer software program whose source code is published and made available for inspection and use by anyone, and is made available under a license that permits recipients to copy, modify and distribute the program’s source code without payment of fees or royalties.  Any computer software program available under a license certified by opensource.org and listed on its website shall be considered OSS.

“Outbound License” is defined in Section 3.8(c) of the Agreement.

“Parent” is defined in the preamble to the Agreement.

 “Paying Agent” is defined in Section 2.7(a) of the Agreement.

“Payment Fund” is defined in Section 2.7(a) of the Agreement.

“Permitted Encumbrance” shall mean any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” shall mean the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1.

“Proceeding” is defined in Section 6.5(b) of the Agreement.

“Prohibited Person” shall mean (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country with respect to which the United States or any jurisdiction in which any Acquired Corporation is operating, located or incorporated or organized administers or imposes economic or trade sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Body either within or outside the U.S. with whom it is illegal to conduct business pursuant to applicable Law.

“Purchaser” is defined in the preamble to the Agreement.

“Registered IP” shall mean all Intellectual Property that is registered, issued, filed or applied for under the authority of any Governmental Body.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Representatives” shall mean with respect to any Person, the officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, professional advisors and other representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” is defined in Section 3.4(a).

“Schedule 14D-9” is defined in Section 1.2(b) of the Agreement.

“Schedule TO” is defined in Section 1.1(h) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Software” shall mean any and all (A) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (C) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (D) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Source Code” is defined in Section 3.8(f) of the Agreement.

“Specified Acquisition Agreement” is defined in Section 5.4(b) of the Agreement.

“Stockholder Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors of the Company, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Offer, the Merger or any related transaction (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Board of Directors of the Company, any member of the Board of Directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body or (b) a majority of the outstanding equity or economic interests of such Entity.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof and the likelihood of consummation, is more favorable to the Company’s stockholders than the Offer or the Merger; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “more than 50%”.

“Support Agreement” is defined in Recital D of the Agreement.

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” shall mean (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations and (b) Section 203 of the DGCL.

“Tax” shall mean any tax, levy, assessment, tariff or duty (including any customs duty) in the nature of a tax, and any penalty, interest or addition to tax imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Fee” is defined in Section 8.3(b) of the Agreement.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives (for the avoidance of doubt, any Person executing a Support Agreement in favor of Parent shall not be deemed to be an Affiliate or Representative of Parent).

“Top Customer” is defined in Section 3.28 of the Agreement.

“Transfer Taxes” is defined in Section 6.11 of the Agreement.

“U.S. Employee Plan” is defined in Section 3.16(a) of the Agreement.

“WARN” is defined in Section 3.17(b) of the Agreement.

“Willful Breach” shall mean a material breach that is caused by an action or omission to act where both of the following conditions exist: (a) the action or omission to act was itself deliberate; and (b) such deliberate action or omission to act was taken or omitted to be taken by a Party with knowledge that such act or omission to act would constitute a breach of this Agreement.

Annex I

Conditions Of The Offer

(1)            Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (i) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (such condition, the “Minimum Condition”) and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated.

(2)            In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) if at any time on or after the date of the commencement of the Offer and prior to the Expiration Date, any of the following events shall occur and be continuing at the Expiration Date:

(a)            the Agreement shall have been terminated in accordance with its terms;

(b)            any Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect or there shall be any temporary restraining order, preliminary or permanent injunction or other Order preventing, restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer, the Merger or any of the other transactions contemplated hereby or imposing a Burdensome Condition;

(ii) there shall be pending any Proceeding brought by any Governmental Body seeking to restrain, enjoin, prevent, prohibit or otherwise make illegal the making or consummation of the Offer or the Merger or any of the other transactions contemplated hereby or seeking to impose a Burdensome Condition;

I-i

(c)            (i) the representations and warranties of the Company set forth in Section 3.5(b) and elsewhere in this Agreement that are qualified by reference to Material Adverse Effect shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect (other than the representations and warranties set forth in Section 3.1(a), the first sentence of Section 3.1(c),  Section 3.2, Section 3.3, Section 3.22, Section 3.23, Section 3.24 and Section 3.27) shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); other than for any failures of such representations and warranties of the Company to be so true and correct that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications or exceptions therein), (iii) any representation and warranty of the Company set forth in Section 3.3 shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date), except for any de minimis inaccuracies and (iv) any representation and warranty of the Company set forth in Section 3.1(a), the first sentence of Section 3.1(c), Section 3.2, Section 3.22, Section 3.23, Section 3.24 and Section 3.27 shall not have been true and correct in any material respect as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications and exceptions contained therein);

(d)            the Company shall not have performed or complied in all material respects with the obligations, agreements and covenants required to be performed by it under the Agreement;

(e)            the Company shall not have delivered to Parent dated as of the Expiration Date a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in the foregoing clauses (2)(c) and (2)(d) and the succeeding clause (f) have been satisfied as of immediately prior to the Expiration Date; or

(f)            since the date of the Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

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The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion.  The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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